GAIN Capital Holdings, Inc.
135 US Hwy 202/206, Suite 11
Bedminster, New Jersey 07921

January 9, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3233

Attention: Jennifer Monick, Assistant Chief Accountant
Office of Real Estate & Commodities

Re:    GAIN Capital Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2017
Filed March 14, 2018
File No. 1-35008

Dear Ms. Monick:

This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in the Staff's letter dated December 13, 2018 (the "Comment Letter").

For the convenience of the Staff’s review, the relevant text of the Comment Letter question being addressed has been reproduced herein with the Company’s response. Page numbers referred to in the responses reference the applicable pages of the Form 10-K.

Form 10-K for the year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Measures, Page 42

1.     We note your adjustment for the tax rate true up in Exhibit A. We remain unclear how you determined it was appropriate to adjust for this item. Please confirm that you will remove this adjustment from your non-GAAP measure in future filings. Reference is made to Question 102.11 from the C&DI for non-GAAP disclosures issued in May 2017.

The Company confirms that it will not include the tax rate true up adjustment noted by the Staff in the Company's future filings.

*    *    *
The Company would again like to thank the Staff for the opportunity to discuss the matters raised in the Comment Letter and to submit this response. If you have any questions regarding the foregoing response or otherwise, please do not hesitate to contact me at 011-44-207-107-7230.

Sincerely,

/s/ Nigel Rose
Nigel Rose
Chief Financial Officer
GAIN Capital Holdings, Inc.